UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SUNEDISON SEMICONDUCTOR LIMITED
(Name of Issuer)

Ordinary Shares, $0 par value
(Title of Class of Securities)

Y8213L102
(CUSIP Number)

June 26, 2015
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

CUSIP NO. Y8213L102	Page 2 of 12 Pages

1.	Names of Reporting Persons

COLTRANE ASSET MANAGEMENT, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

CAYMAN ISLANDS

	5.	Sole Voting Power
Number of Shares		2,162,669
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,162,669
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,162,669

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

PN; IA

CUSIP NO. Y8213L102	Page 3 of 12 Pages

1.	Names of Reporting Persons

COLTRANE ASSET MANAGEMENT HOLDINGS, LTD.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

CAYMAN ISLANDS

	5.	Sole Voting Power
Number of Shares		2,162,669
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,162,669
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,162,669

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

OO; HC

CUSIP NO. Y8213L102	Page 4 of 12 Pages

1.	Names of Reporting Persons

COLTRANE MASTER FUND, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

CAYMAN ISLANDS

	5.	Sole Voting Power
Number of Shares		2,162,669
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,162,669
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,162,669

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. Y8213L102	Page 5 of 12 Pages

1.	Names of Reporting Persons

COLTRANE GP, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		2,162,669
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,162,669
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,162,669

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

OO; HC

CUSIP NO. Y8213L102	Page 6 of 12 Pages

1.	Names of Reporting Persons

MANDEEP MANKU

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

CANADA

	5.	Sole Voting Power
Number of Shares		2,162,669
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,162,669
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,162,669
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP NO. Y8213L102	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

SunEdison Semiconductor Limited (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

11 Lorong 3 Toa Payoh
Singapore 319579

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Coltrane Asset Management, L.P. (“CAM”);

ii)	Coltrane Asset Management Holdings, Ltd. (“CAMH”);

iii)	Coltrane Master Fund, L.P. (“CMF”);

iv)	Coltrane GP, LLC (“CGP”); and

v)	Mandeep Manku.

This statement relates to Shares (as defined herein) held for the account of CMF.  CAM serves as principal investment manager to CMF.  As such, CAM has been granted investment discretion over portfolio investments, including the Shares, held for the account of CMF.  CGP is the general partner of CMF.  CAMH is the general partner of CAM.  Mandeep Manku is the sole member of CGP and the sole shareholder of CAMH.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 16th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

i)	CAM is a Cayman Islands exempted limited partnership;

ii)	CAMH is a Cayman Islands exempted company;

iii)	CMF is a Cayman Islands exempted limited partnership;

iv)	CGP is a Delaware limited liability company; and

v)	Mandeep Manku is a Canadian citizen.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, $0 par value (the “Shares”).
Item 2(e).	CUSIP Number:

Y8213L102

CUSIP NO. Y8213L102	Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,162,669 Shares.

Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 17, 2015, there were 41,603,314 Shares outstanding as of June 5, 2015).

Item 4(c).	Number of shares as to which such person has:

CAM
(i)	Sole power to vote or direct the vote	2,162,669
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,162,669
(iv)	Shared power to dispose or to direct the disposition of	0

CAMH
(i)	Sole power to vote or direct the vote	2,162,669
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,162,669
(iv)	Shared power to dispose or to direct the disposition of	0

CMF
(i)	Sole power to vote or direct the vote	2,162,669
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,162,669
(iv)	Shared power to dispose or to direct the disposition of	0

CGP
(i)	Sole power to vote or direct the vote	2,162,669
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,162,669
(iv)	Shared power to dispose or to direct the disposition of	0

Mandeep Manku
(i)	Sole power to vote or direct the vote	2,162,669
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,162,669
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. Y8213L102	Page 9 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of CMF are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of CMF, in accordance with their ownership interests in CMF.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. Y8213L102	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2015	COLTRANE ASSET MANAGEMENT, L.P.

By: /s/ George Cairoli
George Cairoli
Chief Financial Officer

Date: July 9, 2015	COLTRANE ASSET MANAGEMENT HOLDINGS, LTD.

By: /s/ George Cairoli
George Cairoli
Authorized Person

Date: July 9, 2015	COLTRANE MASTER FUND, L.P.

By: /s/ George Cairoli
George Cairoli
Authorized Person

Date: July 9, 2015	COLTRANE GP, LLC

By: /s/ George Cairoli
George Cairoli
Authorized Person

Date: July 9, 2015	MANDEEP MANKU

By: /s/ Mandeep Manku

CUSIP NO. Y8213L102	Page 11 of 12 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of July 9, 2015, by and among Coltrane Asset Management, L.P., Coltrane Asset Management Holdings, Ltd., Coltrane Master Fund, L.P., Coltrane GP, LLC, and Mandeep Manku	13

CUSIP NO. Y8213L102	Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares, $0 par value, of SunEdison Semiconductor Limited, dated as of July 9, 2015, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 9, 2015	COLTRANE ASSET MANAGEMENT, L.P.

By: /s/ George Cairoli
George Cairoli
Chief Financial Officer

Date: July 9, 2015	COLTRANE ASSET MANAGEMENT HOLDINGS, LTD.

By: /s/ George Cairoli
George Cairoli
Authorized Person

Date: July 9, 2015	COLTRANE MASTER FUND, L.P.

By: /s/ George Cairoli
George Cairoli
Authorized Person

Date: July 9, 2015	COLTRANE GP, LLC

By: /s/ George Cairoli
George Cairoli
Authorized Person

Date: July 9, 2015	MANDEEP MANKU

By: /s/ Mandeep Manku